UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Tasty Fries Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 876556200

(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

Thomas Hackl, c/o Austost Anstalt Schaan
7440 Fuerstentum, Landstrasse 163
FL-9490 Vaduz/Liechtenstein; 011-431-534-532


(Date of Event which Requires Filing of this Statement)

July 1, 1997



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following line if a fee is being paid with this statement. / /
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.: 876556200

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

   	Austost Anstalt Schaan
2.  Check the Appropriate Box if a Member of a Group

   	a.
   	b. 	x
3.  SEC Use Only


4.  Source of Funds

   	WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

   	Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

   	365,305
8.  Shared Voting Power:

   	0
9.  Sole Dispositive Power:

   	365,305
10. Shared Dispositive Power:

   	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person

   	365,305
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /


13. Percent of Class Represented by Amount in Row (11)

   	7.1%
14. Type of Reporting Person

   	CO

The purpose of this Schedule 13D is to report the ownership of Austost Anstalt Schaan in the common stock (the "Shares") of Tasty Fries Inc. (the "Issuer") of more than 5% of the Shares outstanding.


Item 1.  Security and Issuer

Class and Title of Security: Common Stock

The name and address of the principal executive and business office of the Issuer is:

Tasty Fries Inc.
650 Sentry Parkway, Suite One
Blue Bell, PA  19422

Item 2.  Identity and Background

This statement is being filed on behalf of Austost Anstalt Schaan (the "Reporting Person"). The Reporting Person is a corporation organized in Vaduz, Liechtenstein for the purpose of investing in real estate and securities. The principal business address of the Reporting Person is 7440 Fuerstentum, Landstrasse 163, FL-9490 Vaduz/Liechtenstein.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person is deemed to beneficially own 365,305 Shares. All of the Shares were acquired or may be acquired through the conversion of convertible debenture securities of the Issuer held by the Reporting Person. The debentures were purchased for an aggregate purchase price of $350,000.00. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.


Item 5.  Interest in Securities of Issuer

As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 365,305 Shares. Based on the Issuer's filing on Form 10-QSB on June 20, 1997, as of April 30, 1997 there were 5,129,080 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 7.1% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.





Signature

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                       /s/Thomas Hackl
                                      __________________
                                          Thomas Hackl